Exhibit 99.1

Sea Limited Reports Third Quarter 2024 Results

Singapore, November 12, 2024 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the third quarter ended September 30, 2024.

“I’m happy to report that it has been another solid quarter. We are seeing high growth across all our three businesses,” said Forrest Li, Sea’s Chairman and Chief Executive Officer.

Referring to the growth of our three businesses, he said, “Shopee is on track to deliver our full year guidance of mid-twenties year-on-year GMV growth. SeaMoney’s loan book grew by over 70% year-on-year this quarter, while maintaining a stable NPL ratio. And for Garena, we now expect Free Fire’s full year bookings to grow over 30% year-on-year.”

On profitability, Mr. Li said, “I am very proud that we also improved our profitability while getting back to high growth. This quarter, Shopee achieved positive adjusted EBITDA, in both Asia and Brazil. As we continue to focus on delivering growth, we expect Shopee to remain profitable going forward.”

Third Quarter 2024 Highlights

▪	Group
o	Total GAAP revenue was US$4.3 billion, up 30.8% year-on-year.
o	Total gross profit was US$1.9 billion, up 29.1% year-on-year.
o	Total net income was US$153.3 million, as compared to total net loss of US$(144.0) million for the third quarter of 2023.
o	Total adjusted EBITDA[1] was US$521.3 million, as compared to US$35.3 million for the third quarter of 2023.
o	As of September 30, 2024, cash, cash equivalents, short-term investments, and other treasury investments[2] were US$9.9 billion, representing a net increase of US$929.2 million from June 30, 2024. This included US$429.0 million of cash proceeds received in the third quarter upon settlement of capped calls for the 1.00% convertible senior notes due 2024.

▪	E-commerce
o	Gross orders totaled 2.8 billion for the quarter, increasing by 24.2% year-on-year.
o	GMV was US$25.1 billion for the quarter, increasing by 25.2% year-on-year.
o	GAAP revenue was US$3.2 billion, up 42.6% year-on-year.
o	GAAP revenue included US$2.8 billion of GAAP marketplace revenue, which consists of core marketplace revenue and value-added services revenue and increased by 43.2% year-on-year.
•	Core marketplace revenue, mainly consisting of transaction-based fees and advertising revenues, was up 49.3% year-on-year to US$2.0 billion.
•	Value-added services revenue, mainly consisting of revenues related to logistics services, was up 29.4% year-on-year to US$767.2 million.

1

o	Adjusted EBITDA[1] was US$34.4 million, as compared to US$(346.5) million for the third quarter of 2023.
•	Asia markets recorded adjusted EBITDA of US$30.9 million, as compared to US$(306.2) million for the third quarter of 2023.
•	Other markets achieved positive adjusted EBITDA of US$3.5 million, as compared to a loss of US$(40.3) million for the third quarter of 2023.

▪	Digital Financial Services
o	GAAP revenue was US$615.7 million, up 38.0% year-on-year.
o	Adjusted EBITDA[1] was US$187.9 million, up 13.4% year-on-year.
o	Digital financial services revenue and operating income are primarily attributed to the consumer and SME credit business. As of September 30, 2024, consumer and SME loans principal outstanding was US$4.6 billion, up 73.2% year-on-year. This consists of US$3.8 billion on-book and US$0.8 billion off-book loans principal outstanding[3].
o	Non-performing loans past due by more than 90 days as a percentage of consumer and SME loans principal outstanding, which includes both on-book and off-book loans principal outstanding[3], was 1.2%, a slight improvement quarter-on-quarter.

▪	Digital Entertainment
o	Bookings[4] were US$556.5 million, up 24.3% year-on-year.
o	GAAP revenue was US$497.8 million, as compared to US$592.2 million for the third quarter of 2023.
o	Adjusted EBITDA[1] was US$314.4 million, up 34.4% year-on-year.
o	Adjusted EBITDA represented 56.5% of bookings for the third quarter of 2024, as compared to 52.2% for the third quarter of 2023.
o	Quarterly active users were 628.5 million, up 15.5% year-on-year.
o	Quarterly paying users were 50.2 million, up 23.9% year-on-year. Paying user ratio was 8.0%, as compared to 7.5% for the third quarter of 2023.
o	Average bookings per user were US$0.89, as compared to US$0.82 for the third quarter of 2023.

1 For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

2 Other treasury investments currently consist of group treasury related investments, such as available-for-sale sovereign bonds and corporate bonds, classified as part of long-term investments and securities purchased under agreements to resell relating to our banking operations.

3 Off-book loans principal outstanding mainly refers to channeling arrangements, which is lending by other financial institutions on our platform.

4 GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

2

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended September 30,
	2023	2024	YOY%
	$	$
Revenue
Service revenue
Digital Entertainment	592,153	497,847	(15.9)%
E-commerce and other services	2,417,036	3,412,362	41.2%
Sales of goods	300,979	418,024	38.9%
	3,310,168	4,328,233	30.8%

Cost of revenue
Cost of service
Digital Entertainment	(177,086)	(156,043)	(11.9)%
E-commerce and other services	(1,403,975)	(1,927,288)	37.3%
Cost of goods sold	(287,815)	(383,841)	33.4%
	(1,868,876)	(2,467,172)	32.0%
Gross profit	1,441,292	1,861,061	29.1%
Other operating income	46,614	40,647	(12.8)%
Sales and marketing expenses	(918,046)	(878,557)	(4.3)%
General and administrative expenses	(273,575)	(306,755)	12.1%
Provision for credit losses	(143,514)	(211,991)	47.7%
Research and development expenses	(280,511)	(301,990)	7.7%
Total operating expenses	(1,569,032)	(1,658,646)	5.7%
Operating (loss) income	(127,740)	202,415	(258.5)%
Non-operating income, net	45,875	49,536	8.0%
Income tax expense	(61,676)	(92,598)	50.1%
Share of results of equity investees	(437)	(6,029)	1,279.6%
Net (loss) income	(143,978)	153,324	(206.5)%
(Loss) Earnings per share attributable to Sea Limited’s ordinary shareholders:
Basic	(0.26)	0.26	(200.0)%
Diluted	(0.26)	0.24	(192.3)%
Change in deferred revenue of Digital Entertainment	(144,253)	58,670	(140.7)%
Adjusted EBITDA for Digital Entertainment (1)	233,998	314,428	34.4%
Adjusted EBITDA for E-commerce (1)	(346,495)	34,446	(109.9)%
Adjusted EBITDA for Digital Financial Services (1)	165,731	187,927	13.4%
Adjusted EBITDA for Other Services (1)	(8,771)	(8,555)	(2.5)%
Unallocated expenses (2)	(9,179)	(6,909)	(24.7)%
Total adjusted EBITDA (1)	35,284	521,337	1,377.5%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

(2) Unallocated expenses within total adjusted EBITDA are mainly related to general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

3

Three Months Ended September 30, 2024 Compared to Three Months Ended September 30, 2023

Revenue

Our total GAAP revenue increased by 30.8% to US$4.3 billion in the third quarter of 2024 from US$3.3 billion in the third quarter of 2023.

•	Digital Entertainment: GAAP revenue was US$497.8 million in the third quarter of 2024 compared to US$592.2 million in the third quarter of 2023. Despite the increase in bookings during the third quarter of 2024, the decrease in GAAP revenue was primarily due to a bigger portion of the revenue being deferred into future period as users’ average lifespan increased from our efforts in user engagement.

•	E-commerce and other services: GAAP revenue increased by 41.2% to US$3.4 billion in the third quarter of 2024 from US$2.4 billion in the third quarter of 2023, primarily driven by the GMV growth of our e-commerce business and the growth of our credit business.

•	Sales of goods: GAAP revenue increased by 38.9% to US$418.0 million in the third quarter of 2024 from US$301.0 million in the third quarter of 2023.

Cost of Revenue

Our total cost of revenue was US$2.5 billion in the third quarter of 2024, as compared to US$1.9 billion in the third quarter of 2023.

•	Digital Entertainment: Cost of revenue decreased by 11.9% to US$156.0 million in the third quarter of 2024 from US$177.1 million in the third quarter of 2023.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services segment combined was US$1.9 billion in the third quarter of 2024, as compared to US$1.4 billion in the third quarter of 2023, primarily driven by an increase in logistics costs as orders volume grew.

•	Cost of goods sold: Cost of goods sold increased by 33.4% to US$383.8 million in the third quarter of 2024 from US$287.8 million in the third quarter of 2023.

Other Operating Income

Our other operating income was US$40.6 million and US$46.6 million in the third quarter of 2024 and 2023, respectively. Other operating income mainly consists of rebates from e-commerce related logistics services providers.

4

Sales and Marketing Expenses

Our total sales and marketing expenses decreased by 4.3% to US$878.6 million in the third quarter of 2024 from US$918.0 million in the third quarter of 2023. The table below sets forth breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30,
	2023	2024	YOY%
	$	$
Sales and Marketing Expenses
E-commerce	861,540	763,340	(11.4)%
Digital Financial Services	25,152	65,632	160.9%
Digital Entertainment	24,712	26,583	7.6%

General and Administrative Expenses

Our general and administrative expenses increased by 12.1% to US$306.8 million in the third quarter of 2024 from US$273.6 million in the third quarter of 2023.

Provision for Credit Losses

Our provision for credit losses increased by 47.7% to US$212.0 million in the third quarter of 2024 from US$143.5 million in the third quarter of 2023.

Research and Development Expenses

Our research and development expenses increased by 7.7% to US$302.0 million in the third quarter of 2024 from US$280.5 million in the third quarter of 2023.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss), foreign exchange gain (loss) and gain (loss) on debt extinguishment. We recorded a net non-operating income of US$49.5 million in the third quarter of 2024, as compared to a net non-operating income of US$45.9 million in the third quarter of 2023. The non-operating income in the third quarter of 2024 was primarily due to interest income of US$93.3 million and foreign exchange gain of US$27.6 million, partially offset by investment losses of US$64.2 million recognized.

Income Tax Expense

We had a net income tax expense of US$92.6 million and US$61.7 million in the third quarter of 2024 and 2023, respectively.

Net Income or Loss

As a result of the foregoing, we had net income of US$153.3 million in the third quarter of 2024, as compared to net loss of US$144.0 million in the third quarter of 2023.

5

Basic and Diluted Earnings or Loss Per Share Attributable to Sea Limited’s Ordinary Shareholders

Basic earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.26 in the third quarter of 2024, compared to basic loss per share attributable to Sea Limited’s ordinary shareholders of US$(0.26) in the third quarter of 2023.

Diluted earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.24 in the third quarter of 2024, compared to diluted loss per share attributable to Sea Limited’s ordinary shareholders of US$(0.26) in the third quarter of 2023.

6

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on November 12, 2024 8:30 PM Singapore / Hong Kong Time on November 12, 2024

Webcast link:	https://events.q4inc.com/attendee/114734356

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital financial services, known as Garena, Shopee and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan and has a significant presence in Latin America. SeaMoney is a leading digital financial services provider in Southeast Asia and is growing its presence in Brazil.

7

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the expected growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; expected changes or guidance in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the expected growth of its digital entertainment, e-commerce and digital financial services businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries, including the effects of any government orders or actions on its businesses; general economic, political, social and business conditions in its markets; and the impact of widespread health developments. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

8

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

9

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended September 30, 2024
	E- commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating (loss) income	(36,818)	173,942	262,402	(11,001)	(186,110)	202,415
Net effect of changes in deferred revenue and its related cost	-	-	46,712	-	-	46,712
Depreciation and Amortization	71,264	13,985	5,314	2,446	-	93,009
Share-based compensation	-	-	-	-	179,201	179,201
Adjusted EBITDA	34,446	187,927	314,428	(8,555)	(6,909)	521,337

	For the Three Months ended September 30, 2023
	E- commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating (loss) income	(428,183)	150,470	345,760	(11,704)	(184,083)	(127,740)
Net effect of changes in deferred revenue and its related cost	-	-	(119,058)	-	-	(119,058)
Depreciation and Amortization	81,688	15,261	7,296	2,933	-	107,178
Share-based compensation	-	-	-	-	174,904	174,904
Adjusted EBITDA	(346,495)	165,731	233,998	(8,771)	(9,179)	35,284

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

10

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Nine Months ended September 30,
	2023	2024
	$
Revenue
Service revenue
Digital Entertainment	1,661,236	1,391,525
E-commerce and other services	6,999,109	9,391,099
Sales of goods	786,587	1,086,806

Total revenue	9,446,932	11,869,430

Cost of revenue
Cost of service
Digital Entertainment	(511,121)	(451,521)
E-commerce and other services	(3,908,825)	(5,407,157)
Cost of goods sold	(718,126)	(1,011,124)

Total cost of revenue	(5,138,072)	(6,869,802)

Gross profit	4,308,860	4,999,628

Operating income (expenses)
Other operating income	162,497	127,187
Sales and marketing expenses	(1,811,790)	(2,422,960)
General and administrative expenses	(902,121)	(901,447)
Provision for credit losses	(473,954)	(541,173)
Research and development expenses	(884,320)	(904,834)
Impairment of goodwill	(117,875)	-

Total operating expenses	(4,027,563)	(4,643,227)

Operating income	281,297	356,401
Interest income	240,361	271,847
Interest expense	(30,946)	(29,060)
Investment loss, net	(45,377)	(189,543)
Net gain on debt extinguishment	-	34,415
Foreign exchange gain	11,924	750

Income before income tax and share of results of equity investees	457,259	444,810
Income tax expense	(185,786)	(231,970)
Share of results of equity investees	2,824	(2,605)

Net income	274,297	210,235

Net income attributable to non-controlling interests	(13,831)	(3,222)

Net income attributable to Sea Limited’s ordinary shareholders	260,466	207,013

Earnings per share:
Basic	0.46	0.36
Diluted	0.44	0.34

Weighted average shares used in earnings per share computation:
Basic	565,630,521	573,260,590
Diluted	597,718,238	602,720,046

11

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2023	2024
	$	$
ASSETS
Current assets
Cash and cash equivalents	2,811,056	2,538,749
Restricted cash	1,410,365	1,700,187
Accounts receivable, net of allowance for credit losses of $9,351 and $5,996, as of December 31, 2023 and September 30, 2024 respectively	262,716	280,579
Prepaid expenses and other assets	1,861,842	1,512,206
Loans receivable, net of allowance for credit losses of $319,463 and $417,258, as of December 31, 2023 and September 30, 2024 respectively	2,464,662	3,640,809
Inventories, net	125,395	200,712
Short-term investments	2,547,644	5,374,539
Amounts due from related parties	290,254	306,414
Total current assets	11,773,934	15,554,195

Non-current assets
Property and equipment, net	1,207,698	1,167,249
Operating lease right-of-use assets, net	1,015,982	1,160,416
Intangible assets, net	50,821	30,845
Long-term investments	4,262,562	2,974,637
Prepaid expenses and other assets	87,705	118,706
Loans receivable, net of allowance for credit losses of $2,105 and $4,034, as of December 31, 2023 and September 30, 2024 respectively	20,551	63,202
Restricted cash	22,236	27,316
Deferred tax assets	328,961	481,358
Goodwill	112,782	113,766
Total non-current assets	7,109,298	6,137,495
Total assets	18,883,232	21,691,690

12

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2023	2024
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	342,547	274,771
Accrued expenses and other payables	1,834,807	2,148,427
Deposits payable	1,706,299	2,401,011
Escrow payables and advances from customers	2,199,464	2,402,361
Amounts due to related parties	64,081	164,910
Borrowings	146,661	142,742
Operating lease liabilities	290,788	315,512
Convertible notes	151,764	151,996
Deferred revenue	1,208,892	1,480,959
Income tax payable	223,638	106,730
Total current liabilities	8,168,941	9,589,419

Non-current liabilities
Accrued expenses and other payables	79,257	86,822
Borrowings	119,323	177,424
Operating lease liabilities	789,514	895,710
Deferred revenue	72,587	98,068
Convertible notes	2,949,785	2,720,243
Deferred tax liabilities	133	268
Unrecognized tax benefits	6,107	95,157
Total non-current liabilities	4,016,706	4,073,692
Total liabilities	12,185,647	13,663,111

13

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2023	2024
	$	$
Shareholders’ equity
Class A Ordinary shares	262	266
Class B Ordinary shares	23	23
Additional paid-in capital	15,283,870	16,266,340
Accumulated other comprehensive (loss) income	(108,000)	25,090
Statutory reserves	16,981	17,021
Accumulated deficit	(8,599,306)	(8,392,333)

Total Sea Limited shareholders’ equity	6,593,830	7,916,407
Non-controlling interests	103,755	112,172
Total shareholders’ equity	6,697,585	8,028,579
Total liabilities and shareholders’ equity	18,883,232	21,691,690

14

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Nine Months ended September 30,
	2023	2024
	$
Net cash generated from operating activities	1,800,855	2,256,438
Net cash used in investing activities	(4,755,908)	(3,279,780)
Net cash generated from financing activities	182,626	984,283
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(76,281)	61,654
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,848,708)	22,595
Cash, cash equivalents and restricted cash at beginning of the period	7,610,384	4,243,657

Cash, cash equivalents and restricted cash at end of the period	4,761,676	4,266,252

Net cash used in investing activities amounted to US$3,280 million for the nine months ended September 30, 2024. This was primarily attributable to increase in loans receivable of our credit business of US$1,598 million, net placement of US$1,405 million in securities purchased under agreements to resell, time deposits and liquid investment products, for better cash yield management and purchase of property and equipment of US$229 million to support the existing operations. Net cash generated from financing activities amounted to US$984 million for the nine months ended September 30, 2024. This was primarily attributable to an increase in bank deposits of US$692 million, settlement of capped calls of US$429 million as well as net proceeds from other funding sources related to credit business of US$43 million, offset by the cash used in repurchase of convertible notes of US$199 million.

15

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely e-commerce, digital financial services and digital entertainment. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30, 2024
	E- commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	3,183,558	615,711	497,847	31,117	-	4,328,233
Operating (loss) income	(36,818)	173,942	262,402	(11,001)	(186,110)	202,415
Non-operating income, net						49,536
Income tax expense						(92,598)
Share of results of equity investees						(6,029)
Net income						153,324

	For the Three Months ended September 30, 2023
	E- commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	2,231,954	446,249	592,153	39,812	-	3,310,168
Operating (loss) income	(428,183)	150,470	345,760	(11,704)	(184,083)	(127,740)
Non-operating income, net						45,875
Income tax expense						(61,676)
Share of results of equity investees						(437)
Net loss						(143,978)

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

16